July 30, 2025

David Cherechinsky
President, Chief Executive Officer and Director
DNOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

       Re: DNOW Inc.
           Registration Statement on Form S-4
           Filed July 24, 2025
           File No. 333-288909
Dear David Cherechinsky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Sean T. Wheeler, P.C., of Kirkland & Ellis LLP